AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Charlene Charles at the hourly rate of $100 to advise and consult Betting, Inc. as regards strategic partners in the development of PERFECT wagering.
That in lieu of the cash, as the consultant fee, David Ninci will be paid with 100,000 shares of Betting, Inc. free trading stock. BETTING, INC.

By:  /s/  Thomas S. Hughes    	Date: March 10, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Charlene Charles    		Date: March 10, 1999
Charlene Charles